FirstEnergy	76 South Main St. Akron, Ohio 44308

Harvey L. Wagner Vice President, Controller and Chief Accounting Officer	330-384-5296 Fax: 330-384-5299

                                               June 15, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:
FirstEnergy Corp., File No. 333-21011
Ohio Edison Company, File No. 1-2578
The Cleveland Electric Illuminating Company, File No. 1-2323
The Toledo Edison Company, File No. 1-3583
Metropolitan Edison Company, File No.  1-446
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007

Dear Mr. Thompson:

This letter is in response to your further correspondence dated June 11, 2007 regarding your review of the filings by FirstEnergy Corp. and its subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company and Metropolitan Edison Company, on Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007.  Your comments are indicated below in italics, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 58

1.
We reviewed your response to comment two in our letter dated May 3, 2007.  If the line item “cash investments and restricted funds” does in fact include the return on your investments in secured lease obligations rather than the return of your investments, please explain to us why classification within cash flows from investing activities is appropriate.  Refer to the guidance in paragraph 22.b of SFAS 95.

Response:  The line item “cash investments and restricted funds” includes the return of our investment in secured lease obligation bonds, that is, the receipt of principal repayments.  The return on our investment in secured lease obligation bonds (i.e. receipt of interest payments) is included in the cash flows from operating activities section of the Consolidated Statements of Cash Flows.

Furthermore, reference is made to the proceeds from the sale of investments disclosed in the table at the end of Note 5(B) on page 75. It is still unclear to us how the proceeds are classified in the statement. Please advise. In addition, based on the change in the cost basis of the investments disclosed on page 75 and the amounts of sales proceeds for the years presented, it appears you also purchased debt and equity securities. Please tell us how you classified the purchases for each of the years presented in the statement. Finally, if these items are netted, please explain to us your basis for such presentation.

Mr. William Thompson
June 15, 2007

Response:  The proceeds from the sale of investments disclosed in Note 5(B) primarily relate to investments held by FirstEnergy’s nuclear fuel disposal trust (Fuel Trust) and non-utility generation trust (NUG Trust), both of which are subject to regulatory accounting under SFAS 71.  Proceeds from sales and maturities of debt and equity securities and the earnings on these restricted investments are reinvested in the trusts.  The cash inflows and outflows from the sales, maturities, earnings and purchases related to these restricted investments offset, and thus are presented on a net basis in the Consolidated Statements of Cash Flows.  The individual components are summarized in Note 5(B).  Cash contributions made by FirstEnergy into the trusts or withdrawals from the trusts to satisfy regulatory obligations are reported on a gross basis in the investing activities section of the Consolidated Statements of Cash Flows.  The most recent contribution to the NUG trust was $51 million in 2004 as shown in our Consolidated Statements of Cash Flows.  Unlike the registrants’ nuclear decommissioning trust investments, realized gains and losses on the Fuel Trust and NUG Trust investments are subject to regulatory accounting and do not impact FirstEnergy’s current period earnings.  This is an important distinction from our nuclear decommissioning trust investment activity, which is not subject to regulatory accounting, and is reported on a gross basis in our Consolidated Statements of Cash Flows.   Paragraph 12 of SFAS 95 discusses that net presentation is appropriate when the presentation of gross cash receipts and payments is not necessary to understand the enterprise’s operating, financing, and investing activities.  We believe the net presentation more appropriately represents the underlying Fuel Trust and NUG Trust transactions.

(F)  Property, Plant and Equipment, page 62

2.
We reviewed your response to comment five in our letter dated May 3, 2007.  Since the regulatory process allows for more certainty in the recovery of regulated in service property, plant and equipment, we believe that such assets are qualitatively different from unregulated property, plant and equipment and that separate disclosure of regulated versus unregulated balances provides useful information to the reader.  As such, please provide the requested disclosure in future filings or explain in further detail why such disclosure is not necessary.

Response:  In future filings, FirstEnergy agrees to separately disclose the balances for unregulated versus regulated in service property, plant and equipment and accumulated provision for depreciation.

Exhibits 31.1 – 31.2

3.
Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K.  Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(d) or 4(c), as applicable, of your certifications.  The revisions should also be included in filings on Form 10-Q.

Response: In future Form 10-K and Form 10-Q filings, FirstEnergy agrees to include the parenthetical language in paragraph 4(d) or 4(c), as applicable, in our certifications.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 5. Asset Retirement Obligations, page 3

4.
We note you developed your asset retirement obligation based on site specific studies performed by an independent engineer.  In this regard, please name and file the written consent of the independent engineer to whom you refer.  Alternatively, please remove the reference to the engineer.  If you do not believe a consent is required, please explain in detail.  Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

Response: We respectfully submit that the filing of the written consent of the independent engineer referenced in Note 5 is not required by either Section 7(a) of the Securities Act of 1933 or Rule 436(b) thereunder. Rule 436 requires the written consent of experts who have reviewed or passed on any information contained in a registration statement. The disclosure referred to is merely factual in nature (i.e., the company used information provided in certain engineering studies in evaluating the future liability for decommissioning the subject units). This disclosure does not refer to any information contained in the filing that was reviewed or passed on by the independent engineer. The $1.2 billion asset retirement obligation valuation was not reviewed, prepared or certified by the independent engineer. Consequently, we believe Rule 436(b) is not applicable to this disclosure.

Similarly, Section 7(a) requires the filing of the written consent of any expert who prepared or certified a report or valuation for use in connection with a registration statement. It provides that the written consent of an engineer or appraiser whose profession gives authority to a "statement made by him" is named as having prepared or certified any part of a registration statement. In the instant situation, there is no statement made by an engineer named in the filing. Also, although the referenced engineering studies provided the initial source data used in the preparation of certain information used in the filing, these studies did not certify or produce the final valuation of any such information. As we indicated above, the information provided was merely factual in nature. Section 7(a) does not require a consent when a person prepares a report that is merely mentioned in a registration statement. For this reason, we believe the requirements of Section 7(a) are also inapplicable to this disclosure.

Notwithstanding the foregoing, we will remove any reference to the independent engineer in future filings.

Mr. William Thompson
June 15, 2007

*  *  *  *

FirstEnergy Corp. hereby acknowledges that:

•
FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2006 and its Form 10-Q for the quarter ended March 31, 2007;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

·	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

I would be happy to discuss these responses with you in more detail.  Please feel free to call me (330-384-5296) or Jeffrey R. Kalata, Assistant Controller (330-374-6580) with any further questions you may have.  I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

Harvey L. Wagner Vice President, Controller and Chief Accounting Officer

Mr. William Thompson
June 15, 2007

HLW:dlc

Attachment

cc:    Sarah Goldberg
         Staff Accountant
         Securities and Exchange Commission

         Anthony J. Alexander
         Richard H. Marsh
         Leila L. Vespoli